Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7620	E-mail Address ygao@stblaw.com

February 11, 2021

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Full Truck Alliance Co. Ltd.

Confidential Submission of the Draft Registration Statement on Form F-1

On behalf of our client, Full Truck Alliance Co. Ltd., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit a draft Registration Statement on Form F-l (the “Registration Statement”) relating to the proposed initial public offering in the United States of the Company’s Class A ordinary shares to be represented by American depositary shares (“ADSs”). The ADSs are expected to be listed on the New York Stock Exchange or the Nasdaq Global Select Market.

The draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for review on a confidential basis pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the Company’s ADSs will be filed with the Commission in due course.

As an Emerging Growth Company, the Company has included in the draft Registration Statement its audited consolidated financial statements as of and for the year ended December 31, 2019 and unaudited interim consolidated financial statements as of September 30, 2020 and for each of the nine-month periods ended September 30, 2019 and 2020, and the Company will include its audited consolidated financial statements as of and for the year ended December 31, 2020 in a subsequent draft of the Registration Statement before the contemplated offering. As the

DANIEL FERTIG	ADAM C. FURBER	YI GAO	ADAM S. GOLDBERG	MAKIKO HARUNARI	IAN C. HO	JONATHAN HWANG	ANTHONY D. KING	CELIA C.L. LAM	JIN HYUK PARK	KATHRYN KING SUDOL	CHRISTOPHER K.S. WONG
RESIDENT PARTNERS SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Simpson Thacher & Bartlett

February 11, 2021

Company’s audited financial statements are older than 12 months at the time of this confidential submission, the Company has provided the representations required by Instruction 2 to Item 8.A.4 of Form 20-F and submitted it as Exhibit 99.3 to the draft Registration Statement.

The Company is also submitting herewith, for review by the Staff on a confidential basis, certain of the exhibits required to be filed with the Commission in connection with the subsequent public filing of the Registration Statement.

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Simpson Thacher & Bartlett

February 11, 2021

If you have any question regarding the draft Registration Statement, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email) or Kai Fan at +852-2514-7515 (work), +852-6139-9879 (mobile) or kfan@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

Enclosures

cc:	Full Truck Alliance Co. Ltd.

Hui Zhang, Chairman and Chief Executive Officer

Simpson Thacher & Bartlett LLP

Kai Fan

Davis Polk & Wardwell LLP

Li He

James C. Lin

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Feng Hui

Julie Zhu

Kevin Bu

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